Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, WI 53204

June 29, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
File Nos. 333-264478, 811-23793
Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 93 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0001387131-23-007093) on May 31, 2023, for the purpose of, inter alia, registering shares of the YieldMax BABA Option Income Strategy ETF (the “Fund”) as a new series of the Trust.

The withdrawal of the Amendment relates solely to the Fund, but not with respect to the other new series set forth therein. No securities were sold in connection with the Amendment. The Trust has determined not to proceed with the offering of that particular series of the Trust at this time.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Toroso Investments, LLC